NetSuite Inc.

2955 Campus Drive, Suite 100

San Mateo, CA 94403

September 20, 2016

BY EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:                    Nicholas P. Panos, Esq.

Jennifer López, Esq.

Re:                             NetSuite Inc.

Schedule 14D-9

Filed on August 18, 2016

SEC File No. 005-83718

Ladies and Gentlemen:

In response to your request in the letter dated August 31, 2016, relating to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on August 18, 2016 (as amended and supplemented, the “Schedule 14D-9”), NetSuite Inc. (the “Company”) hereby acknowledges the following:

1.              The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;

2.              Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9; and

3.              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                   *                   *

Very truly yours,

NETSUITE INC.

By:	/s/ DOUGLAS P. SOLOMON
Name: Douglas P. Solomon
Title: SVP, General Counsel and Secretary

cc:                                Douglas K. Schnell, Wilson Sonsini Goodrich & Rosati, Professional Corporation